UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Litigation” the following:

On May 13, 2011, a putative class action lawsuit captioned Graff v. Volcom Inc., et al., was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Board of Directors, as well as the Company, PPR and Purchaser. The plaintiff alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and PPR involves an unfair price, an inadequate sales process and unreasonable deal protection devices, that defendants agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 fails to adequately disclose information relating to the background of the Offer and Merger and the opinion provided by Wells Fargo to the Company’s Board. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/s/ S. Hoby Darling
Name:	S. Hoby Darling
Title:	Senior Vice President, Strategic Development, General Counsel

Dated: May 23, 2011

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